Exhibit 12(e)
                                                                   -------------

                               Richard Markoll, MD
                            Ernestine Binder-Markoll
                                  Kapellenweg 6
                                  81371 Munich
                                     Germany

                                November 23, 2005


Duravest Inc.
Dr. Ogan Gurel
11 South LaSalle Street,5th Floor
Chicago, Illinois 60603-1238


         Re:  Bio-Magnetic Therapy Systems, Inc. ("BMTS")

Gentlemen:


     This ltter is to conirm certain transactions that will take place in the near future involving the shares of Common Stock of BMTS ("Shares"), including the tender offer to be made by Duravest Inc., Dr. Gurel, and/or its, his, or their affiliates ("Offeror"), and the additional investment of capital by the Offeror into BMTS of not less than US$ 4,500,000 for the issuance of additional Shares.

     As a condition to closing the tender offer, Offeror must be offered, and the Offeror agrees to acquire when offered, not less than 50% of the currently outstanding Shares (or 4,636,774 Shares) or all Shares that are tendered as part of the tender offer, whichever is greater. Dr. Richard Markoll currently is the owner of 4,079,000 Shares and Ms. Ernestine Binder-Markoll currently is the owner of 200,000 shares. As assurance that the 50% condition of the tender offer will be met, we will tender as part of the tender offer, in total, not less than either (i) the amount necessary to achieve a tender of 4,636,775 Shares when combined with all other Shares being tendered, or (ii) 4,279,000; whichever is less. To guaranty compliance with this paragraph, we will deliver our certificates for the Shares issued in our names to an escrow agent mutual agreeable to all parties with instructions to comply with the c9onditions of this paragraph.

     As further consideration for us agreeing as above and for other agreements and undertakings that are intended to be part of the transactions involving the Offeror, BMTS, and/or us, you acknowledge and agree that if you, acting alone, together, or with or through BMTS and others, propose to sell or otherwise transfer, directly or indirectly, more than 50% of the then outstanding Shares in a public offering, a private placement, or any transaction that would change control of BMTS, or otherwise be considered an exit from BMTS, or9 BMTS and/or the Offeror, acting alone or together, propose to sell or transfer, substantially all the assets of BMTS, to any person or group of persons, then we shall be entitled to participate, from time to time, in any such transactions to the extent of 17.74% (on a fully diluted basis), notwithstanding our current ownership of Shares.

Duravest Inc.
Dr. Ogan Gurel
Novembe 23, 2005
Page2


BMTS shall notify us of any such proposed transaction and the terms thereof sufficiently in advance and with adequate detail to allow us to have sufficient time and information to make an informed decision. As used in this paragraph, fully diluted assumes any subsequent issuance of any BMTS securities, and the issuance and/or exercise of all options, warrants and rights to purchase BMTS securities and the conversion of all outstanding securities convertible into shares-.

     If the terms and conditions set forth above are acceptable to you, please sign and return a copy of the letter.

     Thank you for your cooperation.

                                            Sincerely.


                                            /s/ Richard Markoll
                                            Richard Markoll, M.D.


                                            /s/ Ernestine Binder-Markoll
                                            Ernestine Binder-Markoll


The undersigned acknowledge and accept the terms and conditions set forth in the above letter.


/s/ Ogan Gurel
--------------------------------------
Dr. Ogan Gurel and Duravest Inc.